UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#1508, 4th Building, Zhubang 2000 Business Center,

No. 97, Balizhuang Xili,

Chaoyang District, Beijing

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is being furnished to exhibit the announcement on February 27, 2025, by JPMorgan Chase Bank, N.A., the depositary (the “Depositary”) of the Company’s American depositary receipts (the “ADRs”). On February 27, 2025, the Depositary announced that it has received notice from WiMi Hologram Cloud Inc. for terminating the Deposit Agreement, dated as of March 31, 2020 (the “Deposit Agreement”), among WiMi, J.P. Morgan and all Holders and Beneficial Owners from time to time of ADRs issued thereunder.

EXHIBIT INDEX

Exhibit No.	Description
99.1	JPMorgan Chase Bank N.A. Termination Initial Announcement / Direct Listing in the U.S. Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive Officer

Date: March 3, 2025

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